

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2018

Derral Eves
Chief Executive Officer
The Chosen, LLC
4 S 2600 W
Suite 5
Hurricane, UT 84737

> **Re: The Chosen, LLC**
> **Offering Statement on Form 1-A**
> **Filed March 8, 2018**
> **File No. 024-10814**

Dear Mr. Eves:

 We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

General

1. Please revise your solicitation of interest on VidAngel's website to include the disclosure required required by Rule 255(b)(1) and (2) of Regulation A. In addition, please (i) state from whom a copy of the most recent version of the Preliminary Offering Circular may be obtained, including the phone number and address of such person (ii) provide the URL where the preliminary offering circular may be obtained or (iii) include a complete copy of the preliminary offering circular. Refer to Rule 255(b)(4) of Regulation A. In addition, please revise your solicitation of interest so that it is consistent with the disclosure in your offering statement. For example, please revise to clarify that "[t]he preferred distribution rights of the Units are not a guaranty of any distribution" and that "[a]ny distribution to be

made is subject to [your] available cash flow and discretion of [your] Manger."

Cover Page

2.   Please revise the table on your cover page to include a footnote disclosing the amount you will pay to VidAngel in connection with this offering and any other estimated offering expenses. In this regard, we note your disclosure on page 15 that VidAngel will receive compensation of $600,000 for its coordination services and reimbursement of its out-of-pocket expenses as well as Common Units equal to 2.0% of the aggregate of the issued and outstanding Common Units and Units, and we note your disclosure on page 16 that your total estimated offering expenses are $741,000.

Risk Factors, page 6

3.   We note that you intend to develop and produce an eight season television series. Please include a risk factor that addresses the fact that even if the company is successful in creating and selling this series that, over time, the revenues are likely to decrease. In addition, we note your disclosure on page 17 that "[t]his Offering will solely finance Season 1, and that, if Season 1 is successful, then [you] anticipate seeking additional capital to produce Season 2 and 3." Please include a risk factor that addresses the risk of dilution if the company issues additional membership units to fund additional seasons of the series.

Escrow -- Because the Company may encounter difficulties or delays, page 6

4.   We note your disclosure that the investments may be held in escrow for up to six months. However, the Termination Date is twelve months from the date of qualification of this offering. Please revise to clarify whether you would return all moneys in escrow after six months or if you would hold the moneys in escrow until the Termination Date. If the latter, please disclose that, if the Minimum Offering Amount is not reached, investors may be unable to receive their funds for up to twelve months and that the company will not be able to access the funds until the Minimum Offering Amount is raised which could be up to twelve months from the date of qualification.

Directors, Executive Officer and Significant Employees
Compensation of Directors and Executive Officers, page 23

5.   We note your disclosure on page 18 that you entered into work-for-hire agreements with Mr. Jenkins, Mr. Swanson and Mr. Tyler and that they received compensation in the amounts set forth in each work-for-hire agreement. Please disclose in this section the amounts set forth in each work-for-hire agreement. In this regard, we note your disclosure on page 23 that you paid Mr. Jenkins $10,000 pursuant to the work-for-hire agreement in your most recently completed fiscal year. In addition, please file these work-for-hire agreements as exhibits to your offering statement.

Securities Being Offered, page 26

6.   Please revise to describe here and in your "Risk Factors" section the exclusive jurisdiction provisions in Articles 12.4 and 12.5 of your Amended and Restated Operating Agreement and the arbitration provision in Article 12.5. In addition, we note that Articles 12.4 and 12.5 reference Articles 13.10 and 13.14. However, Articles 13.10 and 13.14 are not included in the Amended and Restated Operating Agreement filed as Exhibit 2(b). Please refile the complete agreement or advise.

Exhibits

7.   Please file the licensing agreement with VidAngel, Inc. as an exhibit to your offering statement. In addition, please include a risk factor addressing any risks related to VidAngel, Inc.'s Chapter 11 reorganization in light of your licensing agreement and consulting agreement with VidAngel or tell us why you believe this is not necessary.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Abe Friedman at 202-551-8298 or Lyn Shenk, Accounting Branch Chief, at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Anne Nguyen Parker, Assistant Director, at 202-551-3611 with any other questions.

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